Filed by Regions Financial Corporation
                                                            Pursuant to Rule 425
                                            under the Securities Act of 1933 and
                                         deemed filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

            Subject Company: AmSouth Bancorporation (Commission File No. 1-7476)




                               [REGIONS LOGO]






                                                            September 14, 2006


Dear Stockholder:

     By this time, you should have received proxy solicitation material for the Regions Financial Corporation Special Meeting of Stockholders to be held on Tuesday, October 3, 2006. At the meeting, Regions' stockholders are being asked to approve a proposal to adopt the Agreement and Plan of Merger with AmSouth Bancorporation. Your Board of Directors has unanimously approved the merger proposal.

     In the event you have not yet voted your proxy, we have enclosed a duplicate for your use. Please sign and date the proxy and mail it promptly so you can participate in our meeting through the stockholder voting process.

     YOU MAY ALSO USE ONE OF THE FOLLOWING SIMPLE METHODS FOR PROMPTLY PROVIDING YOUR VOTING INSTRUCTIONS:

     1. VOTE BY TELEPHONE. CALL THE TOLL-FREE NUMBER LISTED FOR THIS PURPOSE ON YOUR VOTING INSTRUCTION FORM. HAVE YOUR 12-DIGIT CONTROL NUMBER LISTED ON THE FORM READY AND FOLLOW THE SIMPLE INSTRUCTIONS.

     2. VOTE BY INTERNET. GO TO THE WEBSITE WWW.PROXYVOTE.COM LISTED ON YOUR VOTING INSTRUCTION FORM. HAVE YOUR 12-DIGIT CONTROL NUMBER LISTED ON THE FORM READY AND FOLLOW THE SIMPLE INSTRUCTIONS.

     If your proxy has already been voted, please disregard this letter. If you have not received your proxy material, please call D. F. King & Co., Inc. at 1-800-714-3305 (toll-free). We appreciate your support and continuing interest in Regions Financial Corporation.

                                        Sincerely,
                                        /s/ R. Alan Deer
                                        R. Alan Deer
                                        EXECUTIVE VICE PRESIDENT, GENERAL
                                        COUNSEL AND CORPORATE SECRETARY




Regions and AmSouth have filed various documents concerning the proposed merger with the SEC, including a registration statement and a merger proxy statement. Stockholders are urged to read them. The companies and their directors and executive officers may be deemed participants in soliciting stockholder proxies in connection with the proposed Merger. Information about these individuals is found in the companies' respective annual proxy statements and in the merger proxy statement. You can get free copies of all of these documents at www.sec.gov.

                                 [REGIONS LOGO]



                                                             September 14, 2006

Dear Stockholder:

     By this time, you should have received proxy solicitation material for the Regions Financial Corporation Special Meeting of Stockholders to be held on Tuesday, October 3, 2006. At the meeting, Regions' stockholders are being asked to approve a proposal to adopt the Agreement and Plan of Merger with AmSouth Bancorporation. Your Board of Directors has unanimously approved the merger proposal.

     In the event you have not yet voted your proxy, we have enclosed a duplicate for your use. Please sign and date the proxy and mail it promptly so you can participate in our meeting through the stockholder voting process.

     YOU MAY ALSO USE ONE OF THE FOLLOWING SIMPLE METHODS FOR PROMPTLY PROVIDING YOUR VOTING INSTRUCTIONS:

     1. VOTE BY TELEPHONE. CALL TOLL-FREE 1-800-652-VOTE (8683) IN THE UNITED STATES OR CANADA AT ANY TIME. FOLLOW THE SIMPLE INSTRUCTIONS PROVIDED BY THE RECORDED MESSAGE.

     2. VOTE BY INTERNET. GO TO THE WEBSITE WWW.COMPUTERSHARE.COM/EXPRESSVOTE. ENTER THE INFORMATION REQUESTED ON YOUR COMPUTER SCREEN AND FOLLOW THE SIMPLE INSTRUCTIONS.

     If your proxy has already been voted,  please  disregard  this  letter.  We
appreciate   your  support  and   continuing   interest  in  Regions   Financial
Corporation.

                                        Sincerely,
                                        /s/ R. Alan Deer
                                        R. Alan Deer
                                        EXECUTIVE VICE PRESIDENT, GENERAL
                                        COUNSEL AND CORPORATE SECRETARY



Regions and AmSouth have filed various documents concerning the proposed merger with the SEC, including a registration statement and a merger proxy statement. Stockholders are urged to read them. The companies and their directors and executive officers may be deemed participants in soliciting stockholder proxies in connection with the proposed Merger. Information about these individuals is found in the companies' respective annual proxy statements and in the merger proxy statement. You can get free copies of all of these documents at www.sec.gov.